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As an investor in one or more of our income-focused eREITs, we are writing to inform you that the planned merger of these six funds will be effective tonight around midnight eastern standard time. As of tomorrow, April 1, 2022, you will be a shareholder of the newly-created Fundrise Income Real Estate Fund, an SEC registered interval fund. As with our first interval fund, the Flagship Real Estate Fund, the Fundrise Income Real Estate Fund aims to benefit from increased efficiency and diversification due to its larger overall scale.

Important notice: Any pending redemption requests you may have DO NOT currently include any shares you own in the newly-merged Fundrise Income Real Estate Fund. If you want to redeem your entire account, you will need to submit another redemption request for those shares starting 4/1.

We encourage you to read the following documents with information on the new Fund and the Merger:
- Fundrise Income Real Estate Fund Prospectus
- Fundrise Income Real Estate Fund Statement of Additional Information
- Planned Merger's Joint Information Statement / Prospectus
- Planned Merger's Statement of Additional Information

Read our full investor update to learn more about the newly merged fund.

[View Full Update]

Update: Planned merger of Income eREITs effective tonight

New Fundrise Income Real Estate Fund to be formed by merging six existing Income eREITs

As an investor in one or more of our income-focused eREITs, we are writing to inform you that the planned merger of these six funds will be effective tonight around midnight eastern standard time. As of tomorrow, April 1, 2022, you will be a shareholder of the newly-created **Fundrise Income Real Estate Fund**, an SEC registered interval fund.

As with our first interval fund, the Flagship Real Estate Fund, the Fundrise Income Real Estate Fund aims to benefit from increased efficiency and diversification due to its larger overall scale -- the newly formed fund is expected to hold a portfolio consisting of approximately 37 assets with around $452 million of assets under management.

Our plan is to continue scaling the fund — raising and deploying into strong income return focused assets, with the aim of further driving down fund-level operating costs, ultimately resulting in stronger potential returns for investors.

Impact on your account value

In conjunction with and immediately prior to executing the merger, we worked with an appraisal firm to provide a positive assurance opinion of value over a substantial portion of the Income eREITs' assets, which has allowed us to update the net asset value per share (NAV) of all of the eREITs involved in the merger. This was done to ensure that shareholders received the appropriate respective ownership percentage of the newly merged Interval Fund.

To the extent that there was an increase or decrease in the NAV of the eREIT(s) in which you were previously invested, you should expect your account value to change accordingly, but your account value will not change as a function of the merger itself. The updates to the NAVs were as follows:

eREIT	**1/1 NAV**	**3/31 NAV**
Fundrise Real Estate Investment Trust	$10.10	10.09

Fundrise Income eREIT II	$10.15	$10.15
Fundrise Income eREIT III	$8.80	$8.86
Fundrise Income eREIT V	$10.09	$10.04
Fundrise eREIT XIV	$10.38	$10.44
Fundrise Income eREIT 2019*	$10.16	$9.97

* Note: The somewhat larger change in Income eREIT 2019 is due to a one-time special dividend distribution that will be paid out shortly to investors alongside normal dividends.

Changes to your investor dashboard

Starting tomorrow, April 1, 2022, you may notice a few changes to your investor dashboard as a result of the merger:

Transactions

In your [Transactions](#) view, you should see a transaction marked as "Merge out" for any shares you previously owned in an Income eREIT, along with a subsequent transaction marked as "Merge in" into the Fundrise Income Real Estate Fund in an amount equal to the aggregate value of your eREIT shares. These amounts should offset each other such that the net impact on your account value is effectively zero (due to rounding, there could be a one or two cent difference).

Portfolio

In the Positions section of your [Portfolio](#) view, you should see a single line item for the newly consolidated Fundrise Income Real Estate Fund in addition to any Income eREITs you previously owned. Once those Income eREITs have paid out dividends in the coming weeks you will no longer see these funds listed and only the Fundrise Income Real Estate Fund will remain.

Your Projects section will reflect all of the properties held by the newly-created Fundrise Income Real Estate Fund, including properties held by any of the income eREITs that you did not previously hold in your portfolio (If you owned shares of all six of the income-focused eREITs involved in the merger, you should not see any changes here).

If you are also a shareholder in our first interval fund, you will see that listed as the Flagship Real Estate Fund in your dashboard.

Performance

Q1 2022 will be the last period for which we report the performance of the Income eREITs involved in the merger. All historical data will remain available for you to review, and, going forward, you will be able to view performance for the newly-merged Fundrise Income Real Estate Fund in the same manner as your other Fundrise investments.

Looking Ahead: Our Income Strategy

As mentioned in our earlier [letter announcing the planned merger](#), our intent with this new interval fund is to continue to pursue an income-focused return profile.

Despite recently seeing the first of what is likely to be a series of Fed interest rate hikes through the rest of the year, yields on most fixed-income investments still remain relatively low in comparison to historical averages. Meanwhile, broad uncertainty in the market is creating volatility, with the yield curve recently inverting. This combination of factors continues to make it a challenging environment to effectively deploy capital, particularly for those seeking strong, stable yield.

That said, we believe there will continue to be opportunities to find strong income-generating investments in the less mature and therefore less efficient portions of the debt markets. In particular, we feel that many of our broader macroeconomic-driven investment theses, such as the ongoing need to create new housing supply, offer attractive opportunities to create structured financing solutions while still benefiting from many of the same fundamentals.

In some cases this may mean things like lending to borrowers who are executing on residential value-add strategies, including zoning, entitlements and/or construction and development. These types of investments typically have higher rates of return and less competition from lenders due to being slightly outside most lenders' approved criteria. An example of this over the past year has been our relationships with top home builders where we finance the acquisition of land for new home development so that they can complete the entitlements and ultimately build houses. In this instance our understanding of the intrinsic value of the underlying real estate itself allows us to get more comfortable than most traditional lenders who really just underwrite existing cash-flows.

While we can't predict what the future may hold, we feel optimistic about our ability to find these types of pockets of opportunity and adjust our strategies as needed with the changing market environment. Investing from a larger interval fund will further improve our ability to deploy capital efficiently.

As always, if you have any questions or feedback, please visit our [help center](#) or reach out to us at investments@fundrise.com.

Frequently asked questions

Does this merger impact any pending redemption requests?

If you submitted a full redemption request from January 1, 2022, through today, March 31, 2022, your redemption request does not include the shares you own in the newly-merged interval fund. If you want to redeem your entire account, you need to [submit another redemption request](#) for those shares starting tomorrow, April 1. All pending redemption requests submitted prior to April 30, 2022 at 11:59 PM EST, are expected to be processed in early May.

How will the merger impact my tax reporting documents?

Your tax reporting will depend on which eREITs you currently own. In general, you should expect to receive a Form 1099-DIV for the dividends earned for each individual eREIT and/or interval fund you own shares in at any point during the year. If you own shares in one of the merged eREITs, your last Form-1099 for that fund should be provided to you in your 2022 tax package, to the extent a form is required. As a reminder, 1099s are typically available at the end of January following the applicable tax year.

Can I request to redeem my shares in the Fundrise Income Real Estate Fund?

Yes. Starting April 1, 2022, you can request to redeem [here](#).

Will the merger trigger a taxable event?
No, the merger is not considered a taxable event.

Where can I view documents related to the new fund?
You can find all relevant legal documents and information on the new Fundrise Income Real Estate Fund [here](#).

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund seeks to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please [click here](#) or see the "Literature" section of fundriseincomerealestatefund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

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